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                              September 2, 2022

       Brian L. Roberts
       Chairman, President and Chief Executive Officer
       Comcast Corporation
       One Comcast Center
       Philadelphia, Pennsylvania 19103

                                                        Re: Comcast Corporation
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 22,
2022
                                                            File No. 001-32871

       Dear Mr. Roberts:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed April 22, 2022

       General

   1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing
your specific characteristics or circumstances. In your discussion, please also address how
the experience of the Lead Independent Director is brought to bear in connection with
your board   s role in risk oversight.
   2. Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For
example, please enhance your disclosure to address whether or not your
                                                        Lead Independent
Director may:

                                                              represent the
board in communications with shareholders and other stakeholders;
                                                              require board
consideration of, and/or override your CEO on, any risk matters; or
                                                              provide input on
design of the board itself.
   3. Please expand upon how your board administers its risk oversight function. For example, please disclose:
 Brian L. Roberts
Comcast Corporation
September 2, 2022
Page 2
                why your board elected to retain direct oversight responsibility for core enterprise risks, rather than assign oversight to a board committee;
                the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
                whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
                how the board interacts with management to address existing risks and identify significant emerging risks;
                to whom your Chief Compliance Officer reports; and how your risk oversight process aligns with your disclosure controls and procedures.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jennifer Gowetski at 202-551-3401 or Amanda Ravitz at 202-551-
3412 with any questions.



FirstName LastNameBrian L. Roberts                             Sincerely,
Comapany NameComcast Corporation
                                                               Division of
Corporation Finance
September 2, 2022 Page 2                                       Disclosure
Review Program
FirstName LastName